NEWS RELEASE

Guanacevi Project Produces 0.95 Million Oz Silver in 2005;
Production Expected to Double to 2 Million Oz Silver in 2006

February 1, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, EDRGF: PNK, EJD: FSE) announces that in 2005, its first year of operations, the Guanacevi Project in Durango, Mexico produced 948,323 oz silver and 2,332 oz gold or 1,088,543 oz silver equivalents (at a 60 silver: 1 gold equivalence ratio).

The Guanacevi plant processed 102,617 dry tonnes grading 385 gpt Ag and 0.88 gpt Au or 438 gpt Ag eq. (12.8 oz. per ton) in 2005. Metal recoveries averaged 74.7% silver and 80.5% gold.

About 75% of the tonnage was produced from the new North Porvenir mine on the Santa Cruz property at an average grade of 473 gpt Ag and 0.97 gpt Au or 531 gpt Ag eq. (15.5 oz. per ton), including development muck. The remaining production came from plant tailings, mine dumps and low grade toll milling ores that averaged 121 gpt Ag and 0.62 gpt Au or 158 gpt Ag eq. (4.6 oz. per ton), whenever there was plant capacity available due to accelerated mine development.

Endeavour optioned the Guanacevi Project in May 2004 and within the next six months, the Company successfully discovered, drilled, and developed the new North Porvenir mine into production. Although Endeavour did not take over as Project Operator until January 28, 2005 and its year-end was February 28, 2005, it did participate for 25% of net cash-flow in January, 2005 as per the option agreement so the calendar period 2005 is relevant for comparison purposes.

Endeavour enjoyed tremendous growth of its operations in 2005, as exemplified by production of 383,087 oz silver and 982 oz gold or 441,983 oz Ag eq. in the revised third quarter (four month period ended December 31, 2005), approximately triple the production rate of the project vendors in prior years. December 2005 set a monthly production record of 118,039 oz silver and 296 oz gold or 135,804 Ag eq., notwithstanding the Christmas break.

For the ten month fiscal period from March 1 to December 31, 2005, the Guanacevi Project produced 799,269 oz. silver and 2,160 oz gold or 928,869 oz silver equivalents.

The Guanacevi Project generated US$1.48 million in net operating cash-flow on gross revenues of US$6.5 million for the ten month period ended December 31, 2005. Cash operating costs averaged US$5.07 per oz. silver net of gold credits and silver sales averaged US$7.01 per oz. net of smelting and refining costs.

Capital investments totaled US$3.93 million for fiscal 2005 (ten months), including US$1.68 million on mine development, US$0.05 for mill improvements and US$2.20 million on exploration. At year-end, Endeavour had US$ 15.2 million in cash and short term investments.

Subsequent to year-end, Endeavour made the scheduled US$1 million cash payment on January 28, 2006 to the Guanacevi Project vendors to retain its 51% interest and its option to acquire the remaining 49% interest in both the mine and the plant by paying US$1.5 million in January 2007

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

and US$1.5 million in January 2008. However, Endeavour controls 100% of net operating cash-flow until its capital loans are repaid, bearing 9% interest.

In 2006, the Guanacevi Project is expected to produce between 2.0 and 2.2 million oz. silver and from 3,000 to 3,300 oz gold or approximately 2.2 to 2.4 oz silver equivalents, at a cash operating cost of US$4.25 to $4.75 per oz silver. For its 2006 forecast, Endeavour is using an US$8 per oz silver price, US$480 per oz gold price, and a 60 silver: 1 gold equivalence ratio.

Capital costs to expand the mine (US$1.7 million), upgrade the plant (US$1.3 million) and advance exploration (US$1.3 million) are budgeted at US$4.3 million in 2006. Endeavour specifically hopes these capital investments will improve silver recoveries to more than 80% and reduce cash costs to less than US$4.25 per oz. silver by year-end.

Because the mine and plant are now entering the next phase of capital development, production should remain relatively flat in the 1st quarter, 2006. However, operations should thereafter show accelerating growth through year-end. A drilling update will be available shortly and new NI43-101 reserve and resource estimate has been commissioned for release this quarter.

Bradford Cooke, Chairman and CEO, stated, “Endeavour enjoyed a banner year on the Guanacevi Project in 2005. By aggressively investing in exploration drilling and mine development, we effectively doubled the historic silver resources and tripled the historic production rate. Now we can rely on healthy positive cash-flows to fund the next phase of capital investment, expanded resources and reserves and a further doubling of silver production. The coming year looks to be even more rewarding for shareholders as the silver price continues to escalate.”

Endeavour Silver Corp. (EDR: TSX-V, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should develop Endeavour into one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations, including estimates of future production levels and costs, future metal prices and ratios, and future investments and cash-flows, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results and events may differ materially from such statements. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD